SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 2, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on May 2, 2022.

RESOLUTIONS ADOPTED BY THE GENERAL AND SPECIAL SHAREHOLDERS’ MEETING HELD ON 04/29/2022

ITEM # 1: As informed through the relevant event posted on April 12th 2022, the Shareholders’ Meeting was held admitting participation in person exclusively, and therefore the shareholders dismissed the first item of the Agenda.

ITEM # 2: For a majority of 608,163,663 votes for, 4,173,400 abstentions and 92,730 votes against this motion, the Shareholders decided to appoint the representatives of the Fideicomiso Trust JHB, ANSES-FGS and The Bank of New York Mellon, to sign the minutes of this meeting.

ITEM # 3: For a majority of 607,848,723 votes for, 4,510,990 abstentions and 70,080 votes against this motion, the Shareholders resolved to approve the documents under Section 234, subsection 1, of Law 19550, for the Company’s fiscal year ended December 31, 2021.

ITEM # 4: For a majority of 608,126,283 votes for, 4,201,180 abstentions and 102,330 votes against this motion, with the appropriate abstention in each case of the shareholders members of the Board, Messrs. Delfin Jorge Ezequiel Carballo and Delfín Federico Ezequiel Carballo, with respect to their own performance, the Shareholders resolved to approve the performance of the Board and the acts and proceedings carried out by the Supervisory Committee during the fiscal year 2021.

ITEM # 5: For a majority of 423,871,349 votes for, 188,494,614 abstentions and 63,830 votes against this motion, the Shareholders resolved the following:

1) to apply the Retained Earnings as of December 31, 2021 totaling AR$ 18,202,171,001.83, as follows:

a)	the amount of AR$ 3,640,434,200.37 to the Legal Reserve Fund;
b)	AR$ 373,864,100.25 to the Personal Asset Tax on Business Companies (Impuesto a los Bienes Personales Sociedades y Participaciones); and
c)	AR$ 14,187,872,701.21 to pay a cash dividend and/or a dividend in kind, in the latter case valued at market value, which amount shall be reserved in a fund to be created as Optional Reserve Fund for Dividends Pending Authorization from the Central Bank of the Republic of Argentina. The above mentioned amount is subject to a 7% withholding under section 97 of the Income Tax Law, as revised in 2019.

It was expressly stated that the above mentioned figures are expressed in constant currency as of 31 December 2021.

2) to delegate on the Board of Directors the necessary powers so that it may: (i) make available such Optional Reserve Fund for Dividends Pending Authorization from the BCRA and apply it to the payment of the above mentioned dividend once the above mentioned authority provides the relevant authorization; and (ii) determine the date, currency, term and other terms and conditions for the payment thereof in accordance with the scope of the delegation approved by the Shareholders’ Meeting.

ITEM # 6: For a majority of 607,938,833 votes for, 4,342,540 abstentions and 148,420 votes against this motion, the Shareholders’ Meeting resolved (i) to approve the remunerations payable to the members of the Board of Directors for the fiscal year ended December 31, 2021, on the amount of AR$ 756,482,809.25, representing 4.94% of the computable profit. It was informed that the values in nominal currency amount to AR$ 672,751,999.80 and the adjustment to state such values in constant currency as of 31 December 2021 totals AR$ 83,730,810.25; and (ii) to delegate on the Board of Directors the allocation of the proposed remunerations to each member of the Board.

ITEM # 7: For a majority of 607,902,483 votes for, 4,332,890 abstentions and 194,420 votes against this motion, the Shareholders’ Meeting resolved: (i) to approve an amount of fees for the Supervisory Committee equal to AR$ 2,814,692.06, such amount being reported in the statement of income for the fiscal year ended December 31, 2021. It was informed that the values in nominal currency amount to AR$ 2,340,000.00 and the adjustment to state such values in constant currency as of 31 December 2021 totals AR$ 474,692.06; and (ii) to delegate on the Board of Directors the allocation of the approved remunerations to each member of the Supervisory Committee.

ITEM # 8: For a majority of 608,080,493 votes for, 4,148,680 abstentions and 200,620 votes against this motion, the Shareholders resolved to approve the Auditor’s remuneration of AR$ 70,265,131, payable for such Auditor’s work related to the audit of the Company’s financial statements for the fiscal year ended December 31, 2021.

ITEM # 9: For a majority of 592,650,853 votes for, 4,292,190 abstentions and 15,486,750 votes against this motion, the Shareholders resolved to approve the ratification of the appointment of Mr. Marcos Brito as regular director for one fiscal year, until the expiration of the designation of Mr. Santiago Horacio Seeber.

ITEM # 10: For a majority of 592,626,953 votes for, 4,307,610 abstentions and 15,495,230 votes against this motion, the Shareholders’ Meeting resolved to appoint Jorge Pablo Brito as regular director to hold office for three fiscal years, who is a non-independent director.

For a majority of 592,642,783 votes for, 4,300,300 abstentions and 15,486,710 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Carlos Alberto Giovanelli as regular director to hold office for three fiscal years, who is a non-independent director.

For a majority of 592,624,343 votes for, 4,236,740 abstentions and 15,568,710 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Nelson Damián Pozzoli as regular director to hold office for three fiscal years, who is a non-independent director.

For a majority of 607,924,463 votes for, 4,249,240 abstentions and 256,090 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Fabián Alejandro de Paul as regular director to hold office for three fiscal years, who is an independent director.

For a majority of 592,454,993 votes for, 4,466,640 abstentions and 15,508,160 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Guillermo Merediz as regular director to hold office for three fiscal years, who is an independent director.

For a majority of 608,092,593 votes for, 4,220,610 abstentions and 116,590 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Alan Whamond as alternate director to hold office for three fiscal years, who is an independent director.

For a majority of 608,004,363 votes for, 4,309,590 abstentions and 115,840 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Santiago Horacio Seeber as alternate director to hold office for three fiscal years, who is a non-independent director.

For a majority of 607,828,193 votes for, 4,317,720 abstentions and 283,880 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Juan Santiago Fraschina as alternate director to hold office for three fiscal years, who is an independent director.

ITEM # 11: For a majority of 606,789,693 votes for, 5,500,580 abstentions and 139,520 votes against this motion, the Shareholders’ Meeting resolved that the Supervisory Committee shall be composed of three regular members and three alternate members and designated the Accountants Alejandro Almarza, Carlos Javier Piazza and Enrique Alfredo Fila as regular syndics and the Accountants Alejandro Carlos Piazza, Leonardo Pablo Cortigiani and Gustavo Macagno as alternate syndics, to hold office for one fiscal year. All of them are independent members.

ITEM # 12: For a majority of 608,114,793 votes for, 4,221,920 abstentions and 93,080 votes against this motion, the Shareholders’ Meeting resolved to designate as Independent Auditors for the fiscal year ending December 31, 2022, the Certified Public Accountant Leonardo Daniel Troyelli, who shall act as regular auditor and the Certified Public Accountant Ignacio Alberto Pio Hecquet as alternate auditor, both partners at the accounting and auditing firm Pistrelli, Henry Martin y Asociados S.R.L.

ITEM # 13: For a majority of 423,983,759 votes for, 4,176,810 abstentions and 184,269,224 votes against this motion, the Shareholders’ Meeting resolved to establish the budget for the Audit Committee in AR$ 5,038,500.

ITEM # 14: For a majority of 608,117,073 votes for, 4,201,210 abstentions and 111,510 votes against this motion, the Shareholders’ Meeting resolved to authorize Hugo Nicolás Luis Bruzone, Carolina Paola Leonhart, Carla Valeria Lorenzo, Paola Beatriz Gayoso, Alejandro Senillosa and Gabriela Eliana Blanco, so that any one of them acting jointly, severally or individually, may carry out before the relevant entities any acts or proceedings that are necessary for the approval and registration of the resolutions approved by this Shareholders’ Meeting, as applicable, with powers to execute and deliver all public and private instruments that may be appropriate or convenient for the above mentioned purpose, including the powers to publish official notices, answer notices and withdraw documentation.

Signed: Delfín Jorge Ezequiel Carballo (Chairman of the Board); Federico Salim (representing Fideicomiso de Garantía JHB BMA); Alexia Belén Portalewski (representing The Bank of New York Mellon); Marianela Lago (representing ANSES-FGS); and Alejandro Almarza (member of the Supervisory Committee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 2, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer